SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2024

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Company hereby announces that on July 16, 2024, it reached a settlement with the Israel Competition Authority to pay an administrative fine of NIS 11.6 million for alleged violations of the provisions of Food Sector Competition Promotion Law, 5774–2014, relating to intervention in the arrangement of display space in retail stores and involvement in the resale prices of its products. The Company did not admit committing any such alleged violation.

The aforementioned settlement has been approved by the Company's board of directors and is being published by the Israel Competition Authority for public review and comment for a period of 30 days from the date of its publication. It should be clarified that the foregoing does not relate to the allegations against the Company and against a controlling shareholder of the Company, in connection with alleged violations of the Economic Competition Law, 5748-1988, as previously reported by the Company on February 14, 2024, and for which there is no further update.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

	By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer
Date: July 16, 2024